Exhibit 99.1

FORM OF SUBSCRIPTION RIGHTS CERTIFICATE

RIGHTS CERTIFICATE #:	NUMBER OF RIGHTS:

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE COMPANY’S PROSPECTUS

DATED [        ] [    ], 2010 (THE “PROSPECTUS”) AND ARE INCORPORATED HEREIN BY REFERENCE. COPIES OF

THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM

MACKENZIE PARTNERS, INC.,

THE INFORMATION AGENT.

DEL GLOBAL TECHNOLOGIES CORP.

Incorporated under the laws of the State of New York

SUBSCRIPTION RIGHTS CERTIFICATE

Evidencing Subscription Rights to Purchase [            ] Shares of Common Stock of Del Global Technologies Corp.

Subscription Price: $[            ] per Share

THE SUBSCRIPTION RIGHTS WILL EXPIRE IF NOT EXERCISED ON OR BEFORE 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 9, 2010, UNLESS EXTENDED BY THE COMPANY

REGISTERED

        OWNER:

THIS CERTIFIES THAT the registered owner whose name is inscribed hereon is the owner of the number of subscription rights (“Rights”) set forth above. Each whole Right entitles the holder thereof to subscribe for and purchase [            ] shares of common stock, with a par value of $0.10 per share, (“Common Stock”) of Del Global Technologies Corp., a New York corporation at a subscription price of $[            ] per share (the “Basic Subscription Right”), pursuant to a rights offering (the “Rights Offering”), on the terms and subject to the conditions set forth in the Prospectus and subject to proration. Holders who fully exercise their Basic Subscription Rights are entitled to subscribe for additional shares of Common Stock that remain unsubscribed for as a result of any unexercised Basic Subscription Rights pursuant to the terms and conditions of the Rights Offering, subject to proration, as described in the Prospectus (the “Over-Subscription Right”). The Rights represented by this Subscription Rights Certificate may be exercised by completing Form 1 and any other appropriate forms on the reverse side hereof and by returning the full payment of the subscription price for each share of Common Stock.

The Company’s ability to utilize its NOLs against future taxable income, if any, would be substantially reduced if it were to undergo an ownership change within the meaning of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of an NOL after an “ownership change” to an annual amount equal to the value of the company multiplied by a government interest rate. An “ownership change” is generally a more than 50 percentage point increase in stock ownership measured by value, during a 3-year testing period by “5% shareholders”. In determining 5% ownership, the following attribution provisions apply for purposes of Section 382 of the Code:

•

Any family group consisting of an individual, spouse, children, grandchildren and parents are treated as one person. Note that an individual can be treated as a member of several different family groups. For example, your family group would include your spouse, children, father and mother, but your mother’s family group would include her spouse, all her children and her grandchildren.

•	Any Common Stock owned by any entity will generally be attributed proportionately to the ultimate owners of that entity. Attribution will also occur through tiered entity structures.

•	Any persons or entities acting in concert or having a formal or informal understanding among themselves to make a coordinated purchase of Common Stock will be treated as one stockholder.

•	Ownership may not be structured with an abusive principal purpose of avoiding these rules.

The Company has the right, in its sole and absolute discretion, to limit the exercise of Rights, including instructing the subscription agent to refuse to honor any exercise of Rights, by 5% shareholders or a subscriber to the extent its exercise of Rights might, in the Company’s sole and absolute discretion, result in a subscriber owning 5% or more of the Company’s Common Stock.

IN ORDER TO PROTECT AGAINST AN UNEXPECTED “OWNERSHIP CHANGE” FOR FEDERAL INCOME TAX PURPOSES, THE COMPANY HAS IMPLEMENTED THE PROTECTION MECHANICS AS FOLLOWS:

•

by purchasing shares of Common Stock, each subscriber will represent to us that it will not be, after giving effect to the purchase of the Common Stock, an owner, either direct or indirect, record or beneficial, or by application of Section 382 attribution provisions summarized above, of more than 1.1 million shares of the Company’s Common Stock;

•

if an exercise would result in the subscriber owning more than 1.1 million shares of the Company’s Common Stock, the subscriber must notify the subscription agent at the telephone number set forth under the heading “Subscription Agent;”

•	if requested, each subscriber will be required to provide us with additional information regarding the amount of Common Stock that the subscriber owns; and

•

the Company has the right to instruct the subscription agent to refuse to honor a subscriber’s exercise to the extent an exercise might, in the Company’s sole and absolute discretion, result in the subscriber owning 5% or more of the Company’s Common Stock.

By exercising Rights in the offering, the subscriber agrees that:

•	the protection mechanics are valid, binding and enforceable against the subscriber;

•	any purported exercise of Rights, in violation of the protection mechanics section, will be void and of no force and effect; and

•

the Company has the right to void and cancel (and treat as if never exercised) any exercise of Rights, and shares issued pursuant to an exercise of Rights, if any of the agreements, representations or warranties of a subscriber in the subscription documents are false.

This Subscription Rights Certificate is not valid unless countersigned by the subscription agent and registered by the registrar. Witness the seal of Del Global Technologies Corp. and the signatures of its duly authorized officers.

Date:

John J. Quicke, President and Chief Executive Officer	Mark A. Zorko, Chief Financial Officer